

February 28, 2014

Via E-mail
Mr. J. Daniel Plants, Esq.
Voce Capital LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

>   **Re: CONMED Corporation
>   Preliminary Proxy Statement on Schedule 14A
>   Filed by Voce Catalyst Partners LP et al.
>   Filed February 19, 2014
>   Definitive Additional Soliciting Materials
>   Filed by Voce Catalyst Partners LP et al.
>   Filed February 28, 2014
>   File No. 000-16093**

Dear Mr. Plants:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Important, page 3

1.   We understand that applicable rules provide that there are no "routine" proposals in a proxy contest. Please revise your disclosure in the fifth paragraph in this section accordingly, or cite to the authority upon which you rely.

Reasons for our Solicitation, page 6

2.   Please provide support for the following statements:

- "The failure to meet the Company's own annual revenue guidance each year since 2009;"
- "The failure to achieve the Company's 14% adjusted operating margin goal by 2012/13, which the Company has since revised to 2016/17;"
- "Negative organic growth since 2008;"
- "A decline in adjusted operating margins from 18% in 2002 to 11% in 2013, despite a consistent reduction in research and development spending, and multiple acquisitions, that both served to increase margins. Adjusted operating income in absolute dollars for 2013 was less than what it was in 2003;"
- "The inability to capture any significant share in the $2 billion tissue sealing market, despite spending multiple years and substantial resources on a product to enter this market;"
- "… shareholders have witnessed many other small orthopedic and medical device companies, including several identified by the Company as its peers, sold for substantial premiums and at valuation multiples significantly in excess of where ConMed trades;"
- "Many directors have longstanding ties to the Corasanti family and, until recently, the Board was comprised exclusively of denizens of Utica, New York, the Company's relatively small hometown in central New York State, none of whom possesses experience relevant to the Company's business."

Background of the Proxy Solicitation, page 7

3.   You note that numerous meetings were held between the parties. Please disclose any material elements of these discussions. Similarly, please disclose the material points made in November 4th letter.

Proposal 3 – Advisory Vote on Executive Compensation, page 12

4.   Please clarify whether the voting standard with respect to this proposal is a majority of votes cast, or a majority of shares present and entitled to vote. Disclosure is conflicted on this point.

Voting and Proxy Procedures, page 13

5.   Please remove all statements that you are "soliciting votes" to elect certain of the company's nominees. Rather, you are "rounding out" your slate of candidates by permitting shareholders to vote for some company nominees on your card. You may solicit proxies to vote in favor of only those nominees who are bona fide nominees, i.e.,

only those who have consented to being named in your proxy statement. See
Rule 14a-6(d).

Definitive Additional Soliciting Materials

General

6.   We note your statement that "the unrefuted reputational issues Alere surfaced about both
gentlemen, remain unresolved and cast a long shadow over their appointment to the
Board of our Company." Provide support for the following assertions:

- "Coppersmith had violated the proxy rules by failing to disclose a previous business
relationship between Mr. Lande and Mr. Martin."
- "… Mr. Hartman was the subject of multiple allegations of sexual harassment during
his tenure at Stryker and … these allegations were settled confidentially for
substantial monetary payments. Specifically, we learned that three sexual harassment
claims against Mr. Hartman were settled by Stryker, including one after he ceased to
be interim CEO…."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In responding to our comments, please provide a written statement from each filing
person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Ariana Zikopoulos, Esq.
Schulte Roth & Zabel LLP